Exhibit 8.1

List of Subsidiaries

DiaMedica Inc. has only one active subsidiary:

DiaMedica USA Inc.

On May 15, 2012, DiaMedica USA Inc. (“DiaMedica USA”) was incorporated pursuant to the General Corporation Law of the State of Delaware, United States. The registered office of DiaMedica USA is The Corporation Trust Company, Corporation Trust Centre, 1209 Orange Street, Wilmington, DE, 19801, County of New Castle. The office address of DiaMedica USA is One Carlson Parkway, Suite 124 Minneapolis, MN 55447.